[redacted]

Mail Processing Section
NOV 21 2008
Washington, DC

Securities and Exchange Commission
RECEIVED
NOV 2 1 2008
Office of Compliance Inspection and Examinations

SECURIT 08032782 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2007 AND ENDING 9/30/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE WEIL COMPANY, [redacted].
d.b.a. Christopher Weil & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 High Bluff Drive, Suite 180
(No. and Street)

San Diego CA 92130
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Gordon 858-704-1444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roschke & Wall, Business Advisors and CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

23622 Calabasas Road, Suite 107, Calabasas, CA 91302
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Weil Company Inc. d.b.a. Christopher Weil & Company, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-none-

SANDRA L. GAW
Commission # 1724488
Notary Public - California
San Diego County
My Comm. Expires Feb 10, 2011

Signature

President/Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT

For the year ended
September 30, 2008

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

FINANCIAL REPORT
For the year ended September 30, 2008

TABLE OF CONTENTS

FORM X-17A-5, PART III	1-2
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-13
ACCOMPANYING FINANCIAL INFORMATION:	
Schedule of Operating Expenses	14
Independent Auditors' Report on Supplementary Information Required by Rule17a-5 of the Securities and Exchange Commission	15
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	16
Schedule of Computation of Net Capital Pursuant to Rule 15c3-1	17-18
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	19
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	19
Report Describing Any Material Inadequacies	19
Schedule of Reconciliation of the Audited Computation of Net Capital and the Broker-Dealer's Corresponding Unaudited Part IIA	20
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	21-22

Roschke &Wall
Business Advisors and CPAs, Inc.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation), as of September 30, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Weil Company d.b.a. Christopher Weil & Company, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roschke & Wall

October 17, 2008

23622 Calabasas Road, Suite 107 • Calabasas, CA 91302 • 818.222.0707 • fax 818.222.0727 • www.CalabasasCPA.com

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2008

ASSETS

Cash and equivalents (Note 1)	$	205,489
Commissions receivable		9,733
Securities owned:		
Marketable, at market value (Notes 1 and 3)		9,171
Property and equipment, at cost, net of accumulated depreciation (Note 2)		42,272
Deposits		7,793
Receivable from clearing organization		28,809
Prepaid and other current assets		62,570
	$	365,837

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	47,075
Income taxes payable		1,296
Deferred income taxes (Note 6)		7,700
		56,071
Commitments and contingent liabilities (Note 4)		
Stockholder's Equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 16,000 shares issued and outstanding		16,000
Retained earnings		293,766
Total Stockholder's Equity		309,766
	$	365,837

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF OPERATIONS
For the year ended September 30, 2008

REVENUES		
Commissions, portfolio management and administrative fees	$	2,679,571
Interest income		54,631
Unrealized loss on securities owned		(2,133)
		2,732,069
OPERATING EXPENSES		2,727,767
INCOME BEFORE TAXES ON INCOME		4,302
Provision for taxes on income (Notes 1 and 6)		
Current		6,495
Deferred		(4,400)
		2,095
NET INCOME	$	2,207

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended September 30, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, October 1, 2007	16,000	$ 16,000	$ 291,559	$ 307,559
Net income, year ended September 30, 2008			2,207	2,207
BALANCE, SEPTEMBER 30, 2008	16,000	$ 16,000	$ 293,766	$ 309,766

The accompanying notes are an integral part of these financial statements

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CASH FLOWS
For the year ended September 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,207
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		17,817
Deferred income taxes		(4,400)
(Increase) decrease in operating assets:		
Commissions receivable		3,830
Net receivable from clearing organization		(3,726)
Income tax refunds receivable		18,508
Prepayments and other current assets		(1,611)
Securities owned, net		2,133
Deposits		405
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		18,982
Income taxes payable		1,296
Due to officer		(113,388)
Net cash to operating activities		(57,947)
Net decrease in cash and equivalents		(57,947)
Cash and equivalents, October 1, 2007		263,436
CASH AND EQUIVALENTS, SEPTEMBER 30, 2008	$	205,489

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
For the year ended September 30, 2008

The Weil Company d.b.a. Christopher Weil & Company, Inc. (a California Corporation) (the "Company") was formed on March 4, 1988 and was acquired by the current owners on January 17, 1990. The Company is a fully disclosed general securities broker-dealer, and provides investment advisory services.

The Company became a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 on May 5, 1988. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is a Registered Investment Advisor, registered with the Securities and Exchange Commission.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation:

Depreciation is computed on the straight-line method based on the estimated useful lives of the assets, generally as follows:

Office equipment	7 years
Computer equipment	5 years

Leasehold improvements are amortized over the life of the asset. Repairs, maintenance and minor replacements are charged to expense as incurred. When assets are sold or abandoned, the applicable costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Taxes on Income:

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal sources of timing differences are the use of the straight-line method of depreciation for financial reporting purposes and the declining balance method for tax reporting purposes, and the reporting of securities owned at their fair market value for financial reporting purposes and at their historical cost basis for tax reporting purposes.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs:

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. Advertising expense for the year ended September 30, 2008 was $39,333.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentration of Credit Risk:

The Company maintains a cash balance at the bank. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Effective for the period October 3, 2008 through December 31, 2009, these accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company also maintains accounts with two stock brokerage firms. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. In addition, these accounts have excess protection in the form of bonding coverage provided by the Customer Asset Protection Company.

The Company is a general securities broker-dealer that also provides investment advisory services for clients most of whom are located in the United States. As such, the Company is susceptible to credit risk from customers in that region. The Company does not obtain security from its clients in support of commissions receivable. At September 30, 2008, the aggregate carrying value of commissions receivable from customers in the United States was $9,733, which represents the maximum loss the Company could incur in the event that all such receivables were uncollected.

Concentration in Revenue:

For the year ended September 30, 2008, approximately 85% of the Company's revenue is derived from their fees on the clients' managed account portfolios.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments:

The Company's financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accounts payable, are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Revenue Recognition:

The Company's revenues are principally derived from an agreed upon percentage of each client's managed account portfolio. Revenues are recognized as they are earned.

Securities Owned:

Securities owned consist of restricted equity securities and are stated at market value. Market value is determined by Bear Stearns Securities Corporation's best estimate. Changes in value are included in profit or loss on the Statement of Operations. The value decreased from $11,304 to $9,171 for an unrealized loss on securities of $2,133 during the year ended September 30, 2008.

Derivative Instruments:

The Company accounts for freestanding and embedded derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recorded on the balance sheet at fair value. Additionally, the accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as part of a hedging relationship and, if so, the nature of the hedging activity. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized currently in earnings.

NOTE 2: PROPERTY AND EQUIPMENT

As of September 30, 2008 property and equipment consisted of the following:

Office equipment	$ 28,011
Computer equipment	56,164
Leasehold improvements	6,579
	90,754
Less: accumulated depreciation	(48,482)
	$ 42,272

NOTE 3: SECURITIES OWNED

Investments in securities are summarized as follows at September 30, 2008:

	Gross Unrealized Gain	Fair Value
Restricted equity securities	$ 1,071	$ 9,171

A change in net unrealized loss on securities owned of $2,133 was recorded on the Statement of Operations for the year ended September 30, 2008.

NOTE 4: COMMITMENTS AND CONTINGENCIES

(a) The Company is required by the Securities and Exchange Commission and Financial Industry Regulatory Authority to maintain a minimum net capital balance of $50,000. At September 30, 2008, the Company's net capital balance was $169,547.

(b) Pursuant to the Securities and Exchange Commission Rule 15c3-1(a) (2) the Company shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. At September 30, 2008, the percentage was 33.07%.

(c) The Company's clearing account for purchases and sales of securities is held at Bear Stearns. Bear Stearns requires the "deposit account" to have cash, securities, or a combination of both to have a market value of $100,000 or more at all times. At September 30, 2008, the balance in this account was $101,644.

NOTE 4: COMMITMENTS AND CONTINGENCIES (Continued)

(d) The Company leases its office space under a non-cancelable operating lease expiring in June 2009. Future minimum lease payments under this operating lease are as follows:

2009	$ 54,400
Total minimum lease payments	$ 54,400

Total rent expense paid during the year ended September 30, 2008 amounted to $72,508.

(e) The Company's lease for office equipment expires in February, 2013. Future minimum lease payments under this operating lease are as follows:

Fiscal year ending 9/30/09	$	9,739
Fiscal year ending 9/30/10		9,739
Fiscal year ending 9/30/11		9,739
Fiscal year ending 9/30/12		9,739
Fiscal year ending 9/30/13		4,058
Total minimum lease payments	$	43,014

NOTE 5: RELATED PARTIES

Several family members of The Weil Family Trust have provided service to the Company and have been paid accordingly. The Company has, on occasion and at its discretion, provided administrative services to two other companies under common control.

For the year ended September 30, 2008, transactions with related parties were as follows:

Interest paid to The Weil Family Trust	$	1,314
Commission and portfolio management fees received from related parties	$	235,210

NOTE 6: DEFERRED INCOME TAX

The net deferred tax liability is comprised of the following at September 30, 2008:

Deferred tax asset:		
State tax timing difference	$	360
Deferred tax liability:		
Unrealized gain on securities owned	$	(250)
Depreciation differences		(7,810)
		(8,060)
Net deferred tax liability	$	(7,700)

NOTE 7: LINE OF CREDIT

The Company has a revolving line of credit for $100,000 available to be drawn upon as needed, with interest at the Prime Rate as published in the Western Edition of the Wall Street Journal plus one half of one percent. It is guaranteed by the shareholder and also by his family trust. The line of credit matures on April 16, 2009. As of September 30, 2008, the Company does not owe on this revolving line of credit.

NOTE 8: SUPPLEMENTAL DISCLOSURES TO STATEMENT OF CASH FLOWS

As supplemental information to the statement of cash flows, the Company made the following cash payments:

Income tax	$	-0-
Interest	$	1,314

NOTE 9: PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan for eligible participating employees. Eligibility begins after the employee has attained age twenty one, and has completed one full year of service. Under the plan the amount of the Employer's Contribution is discretionary, is not limited by the profitability of the Company and is determined by the Company each Plan Year. For the year ended September 30, 2008 the profit sharing contribution to the plan was $41,345.

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF OPERATING EXPENSES
For the year ended September 30, 2008

Accounting and legal	$	42,090
Advertising		39,333
Auto expense		6,723
Charitable contributions		5,775
Clearing fees		129,687
Commission expense		18,274
Compliance expense		2,835
Computer research time and expenses		87,170
Consulting		1,000
Depreciation		17,817
Dues and subscriptions		12,936
Education and training		8,827
Entertainment and promotion		6,489
Employee relations		5,742
Equipment leasing		12,791
Exchange fees		5,322
Fees, dues and assessments		24,457
Insurance expense		41,697
Interest expense		1,314
Office expense		12,630
Officer's salary		500,550
Office salaries and commissions		1,486,809
Payroll taxes		80,296
Postage and delivery		14,878
Profit sharing		41,345
Profit sharing administration		1,505
Proxy services		1,667
Rent		72,508
Sundry		1,649
Telephone		33,901
Trading errors		(402)
Travel		3,606
Utilities		6,546
TOTAL OPERATING EXPENSES	$	2,727,767

See independent auditors' report

Roschke & Wall
Business Advisors and CPAs, Inc.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

We have audited the accompanying financial statements of The Weil Company d.b.a. Christopher Weil & Company, Inc. (a Corporation) as of and for the year ended September 30, 2008, and have issued our report thereon dated October 17, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 16 through 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roschke & Wall

October 17, 2008

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
September 30, 2008

As of September 30, 2008, the Company does not have any borrowings under subordination agreements.

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2008

Total stockholder's equity qualified for net capital	$	309,766
Less Non-Allowable Assets:		
Cash - brokerage account (non PAIB)		4,426
Cash - CRD account		254
Commissions receivable		9,733
Prepaid expenses		62,570
Property and equipment, net		42,272
Deposits		7,793
Securities owned		9,171
Total Non-Allowable Assets		136,219
Net Capital - Before other deductions		173,547
Other Deductions - Excess deductible on fidelity bond		(4,000)
NET CAPITAL - AFTER OTHER DEDUCTIONS	$	169,547

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Continued)

September 30, 2008

AGGREGATE INDEBTEDNESS		
Total liabilities	$	56,071
AGGREGATE INDEBTEDNESS	$	56,071
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness or $50,000 minimum requirement, whichever is greater)	$	50,000
COMPUTATION OF EXCESS NET CAPITAL		
Net capital (see page 17)	$	169,547
Less: total net capital requirement		(50,000)
EXCESS NET CAPITAL	$	119,547
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		33.07%

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT DESCRIBING ANY MATERIAL INADEQUACIES

September 30, 2008

MINIMUM NET CAPITAL REQUIRED - $50,000

The Weil Company d.b.a. Christopher Weil & Company, Inc., as a fully disclosed broker-dealer, does not hold any customers' securities or customers' cash. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is therefore exempt from the possession or control requirements pursuant to Rule 15c3-3 k(2)(ii), of the Securities Exchange Act of 1934.

REPORT DESCRIBING ANY MATERIAL INADEQUACIES

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

See independent auditors' report on accompanying financial information

THE WEIL COMPANY
d.b.a. CHRISTOPHER WEIL & COMPANY, INC.

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART II A
September 30, 2008

	AUDITED REPORT	UNAUDITED REPORT	DIFFERENCE
Total ownership equity	$ 309,766	$ 311,862	$ (2,096)
Less: Non-allowable assets:			
Cash - brokerage account	(4,426)	(4,426)	-
Cash - CRD account	(254)	(254)	
Commissions receivable	(9,733)	(9,733)	-
Prepaid expenses	(62,570)	(62,570)	-
Property and equipment, net	(42,272)	(42,272)	-
Prepaid tax		(5,200)	5,200
Deposits	(7,793)	(7,793)	-
Securities owned	(9,171)	(9,171)	-
	173,547	170,443	3,104
Less: Excess deductible on fidelity bond	(4,000)	(4,000)	-
NET CAPITAL	$ 169,547	$ 166,443	$ 3,104

Any differences noted above are the result of audit adjustments.

See independent auditors' report on accompanying financial information

Roschke & Wall Business Advisors and CPAs, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
The Weil Company
d.b.a. Christopher Weil & Company, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of The Weil Company d.b.a. Christopher Weil & Company, Inc. (the Company), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roschke & Wall

October 17, 2008

END